PALMETTO BANCSHARES, INC.

306 EAST NORTH STREET

GREENVILLE, SOUTH CAROLINA 29601

December 2, 2010

VIA FACSIMILE AND EDGAR

Mr. Matt McNair

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Palmetto Bancshares, Inc. (the “Company”)
Registration Statement on Form S-1
Filed October 8, 2010
File No. 333-169845

Dear Mr. McNair:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-169845) to 9:00 a.m., Eastern Time, on Monday, December 6, 2010 or as soon thereafter as possible.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	SEC comments or changes to disclosures in response to SEC comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please call John M. Jennings of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (864) 250-2207 as soon as the Registration Statement has been declared effective.

Very truly yours,

Sincerely,

/s/ Lee S. Dixon
Lee S. Dixon
Chief Operating Officer